March 9, 2006

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

    Re: Response to Comment Letter

Ladies and Gentlemen:

This letter is in response to your comment letter dated February 23, 2006, with respect to the Form 10-K report of Raymond James Financial, Inc. (the “Company”) for the fiscal year ended September 30, 2005, filed December 14, 2005 (File No. 001-09109). This letter’s format is to restate your comments (in bold italic typeface) and provide the Company’s response thereafter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 46.

Derivative Financial Instruments, page 50

1.
We note your disclosure on page 50 that you net-by-counterparty the fair value of your interest rate swaps for which you have a legally enforceable master netting agreement. It appears that similar disclosure was not provided in your September 30, 2004 Form 10-K. Please tell us whether this represents an accounting policy change to your method of recording your interest rate swaps.

Raymond James Financial, Inc. has not historically had material interest rate swaps to which FASB Interpretation No. 39 "Offsetting of Amounts Related to Certain Contracts" (“FIN 39”) would apply. The 2004 and 2005 net swap asset fair values amounted to $ 7.3 million and $12.8 million. The 2004 and 2005 net swap liabilities fair value both amounted to $2.5 million. As a result, the Company’s policy has never been disclosed in the financial statements.

However, in anticipation of future increases in the business in which these swaps are utilized, the Company applied FIN39 in 2005 and provided disclosure related to this accounting policy to Note 1 of the Company’s financial statements. The Company had not previously applied this accounting based on the immateriality of the amounts.

If your policy has changed, please tell us when this change was made and whether all periods are presented on the same basis.

The presentation of interest rate swap contracts net by counterparty under FIN 39 was applied at September 30, 2005. Prior to that date the fair values of each swap was shown gross as an asset or liability in Trading Securities Owned or Sold But Not Yet Purchased. The change in classification did not affect the net results of operations for the years presented. The Company believes this accounting treatment should be applied in 2005 and going forward as future business increases are anticipated.

The September 24, 2004 balances were not netted in the September 30, 2005 financial statements as the impact was considered to be immaterial. At September 24, 2004, $14.5 million in interest rate swaps were included in Trading Securities of $330 million; had the swaps been netted, the amount included would have been $7 million and Trading Securities would have been $323 million. At September 24, 2004, $9 million in interest rate swaps were included in Securities Sold but Not Yet Purchased of $111.5 million; had swaps been shown net the amount included would have been $2.5 million and Securities Sold but Not Yet Purchased would have been $105 million.

If applicable, please tell us whether you received a preferability letter from your independent accountants regarding this change.

No, the Company did not obtain a preferability letter from our independent accountants due to the immateriality of the balances and change in those balances.

Note 11- Derivative Financial Instruments, page 59

2.	Please tell us the following related to your derivative financial instruments:

Identify each type of asset or liability for which you employ hedging strategies.

Raymond James Bank, FSB (“RJBank”) has entered into interest rate swap agreements to hedge the variable-rate cash flow exposure on certain floating rate customer deposits. The rates on the hedged deposit liabilities are reset weekly by RJBank with interest paid monthly. Under the terms of the interest rate swaps, RJBank receives one month LIBOR floating interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate funding. Accumulated Other Comprehensive Income at September 30, 2005 included $44,000 related to the effective portion of net unrealized loss on interest rate swaps accounted for as cash flow hedges.

Clearly describe the terms of both the hedging instrument and the hedged item.

Hedging Instruments: At 9/30/05, RJBank had two, amortizing, “plain vanilla” interest rate swaps outstanding:
o	$29,500,000 original notional amount; $4,924,353 notional amount on 9/30/05
▪	Zero fair value at inception
▪	Term 5.0 years, amortizing
▪	Start date 12/29/00; expiration 12/19/05
▪	RJBank paid fixed % rate, received one month LIBOR floating
▪	No cap/floor or options that would effect timing or amount of payments
▪	Counterparty - Lehman Brothers
o	$16,000,000 original notional amount; $6,551,146 notional amount on 9/30/05
▪	Zero fair value at inception
▪	Term of 4.8 years, amortizing
▪	Start date 6/29/01; expiration 4/21/06
▪	RJBank pays fixed % rate, receives one month LIBOR floating
▪	No cap/floor or options that would effect timing or amount of payments
▪	Counterparty - Royal Bank of Scotland
Hedged Item:
o
Expected monthly interest payments on forecasted floating rate savings account deposits at RJBank equal to the outstanding notional amount of the swap outstanding. Existence of the forecasted floating rate savings account deposits were assessed as probable based on historical volume and relevant activity.

▪	Expected interest payments based on a forecasted floating rate savings account deposits of an amount equal to the swap notional over the life of the swap
▪	Floating rate

Describe the specific documented risk being hedged.

Both outstanding swaps were hedging the variability in cash flows for forecasted interest payments on certain forecasted deposits.

Describe the hedging classification for each derivative instrument.

Both outstanding swaps were classified as cash flow hedges.

Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

RJBank meets the criteria in paragraph 28-29 of SFAS 133, as follows:
o	Formal documentation at the inception of each hedge exists pertaining to the objective and strategy for the hedge including all required information and basis for assessing the hedge effectiveness.
o
The hedging relationships were expected to be, and have been, highly effective in achieving offsetting cash flows. High effectiveness was defined as having a minimum 0.80 to maximum 1.25 correlation coefficient between the LIBOR rate and actual deposit rate paid, on a three-year rolling historic basis.

o
The variable cash flow method pursuant to DIG Issue G7 is used to measure and record ineffectiveness. Ineffectiveness is measured by comparing the change in present value of the remaining cash flow projections for the floating leg of each swap with the change in present value of the remaining cash flow projections of a corresponding amount of the forecasted deposits.

o	Effectiveness for all interest rate swap hedges was assessed using the same methodology.

Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

RJBank has used the long-haul method for all swaps since hedge inception.

Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

•
The hedging relationships were expected to be, and have been, highly effective in achieving offsetting cash flows. High effectiveness was defined as having a minimum 0.80 to maximum 1.25 correlation coefficient between the LIBOR rate and actual deposit rate paid.

•
The measurement of hedge ineffectiveness is calculated based on a comparison of the change in present value of the remaining cash flow projections for the floating leg of each swap and the change in present value of the remaining interest cash flows on the hedged floating rate savings account deposits.  Ineffectiveness is recognized in the income statement through an entry made each quarter to adjust the cumulative ineffectiveness expense since hedge inception.

*****

The Company hereby acknowledges that

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Report on Form 10-K for the fiscal year ended September 30, 2005;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to that 10-K Report;

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Respectfully submitted,

Raymond James Financial, Inc.

By:  /s/ Jennifer C. Ackart
          Jennifer C. Ackart
             Controller and Chief Accounting Officer